                                                  ------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number:          3235-0145
                                                  Expires:      October 31, 1997
                                                  Estimated average burden
                                                  hours per response . . . 14.90
                                                  ------------------------------

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                     (AMENDMENT NO.        11         )*
                                   -------------------

                              Hadco Corporation
--------------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $.05 par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 404681-10-8
                       ------------------------------
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 5 Pages

                                                               PAGE 2 OF 5 PAGES
CUSIP NO.  404681-10-8
          -------------
                                     13G
________________________________________________________________________________
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Horace H. Irvine II
    ###-##-####
________________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                          (a)/ /
                                                                          (b)/X/
________________________________________________________________________________
3   SEC USE ONLY


________________________________________________________________________________
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
________________________________________________________________________________
               5    SOLE VOTING POWER
                    1,150,712
               _________________________________________________________________
  NUMBER OF    6    SHARED VOTING POWER
   SHARES           0
BENEFICIALLY
  OWNED BY     _________________________________________________________________
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING         1,150,712
   PERSON      _________________________________________________________________
    WITH       8    SHARED DISPOSITIVE POWER
                    0

________________________________________________________________________________
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,150,712
________________________________________________________________________________
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES *                                                         /X/

    See Item 4 of the attached Schedule for information about a total of
    386,008 shares excluded from the 1,150,712
________________________________________________________________________________
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    11.5%
________________________________________________________________________________
12  TYPE OF REPORTING PERSON *

    IN

________________________________________________________________________________

                     * SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 5 pages

Item 1(a).  Name of Issuer:  Hadco Corporation.
            --------------
Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------
            12A Manor Parkway, Salem, NH 03079

Item 2(a).  Name of Person Filing:  Horace H. Irvine II.
            ---------------------

Item 2(b).  Address of Principal Business Office or, if None, Residence:
            -----------------------------------------------------------
            The address of the principal business office of Mr. Irvine is 12A Manor Parkway, Salem, NH 03079.

Item 2(c).  Citizenship:  Mr. Irvine is a United States citizen.
            -----------

Item 2(d).  Title of Class of Securities:  Common Stock, $.05 par value.
            ----------------------------

Item 2(e).  CUSIP Number:  404681-10-8.
            ------------

Item 3.     If this statement is filed pursuant to Rules 13d-1(b), or
            ---------------------------------------------------------
            13-d-2(b), check whether the person filing is a:
            -----------------------------------------------

            (a)  [    ]    Broker or Dealer registered under Section 15
                           of the Securities Exchange Act of 1934 (the "Act").

            (b)  [    ]    Bank as defined in Section 3(a)(6) of the Act.

            (c)  [    ]    Insurance Company as defined in Section
                           3(a)(19) of the Act.

            (d)  [    ]    Investment Company registered under
                           Section 8 of the Investment Company Act of 1940.

            (e)  [    ]    Investment Adviser registered under Section
                           203 of the Investment Advisers Act of 1940.

            (f)  [    ]    Employee Benefit Plan, Pension Fund which
                           is subject to the provisions of the Employee
                           Retirement Income Security Act of 1974 or Endowment
                           Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act.

            (g)  [    ]    Parent Holding Company, in accordance
                           with Rule 13d-1(b_(ii)(G) of the Act.

            (h)  [    ]    Group, in accordance with Rule 13a-1(b)(1)(ii)(H) of
                           the Act.


            Not applicable.

Item 4.     Ownership.
            ---------
            (a) Amount Beneficially Owned: Mr. Irvine is the sole beneficial owner of 1,150,712 shares of Common Stock as of December 31, 1995. Does not include 386,008 shares of Common Stock held in irrevocable trusts for the benefit of Mr. Irvine's family. Mr.

                              Page 3 of 5 Pages

                 Irvine, who is not a trustee of such trusts, disclaims beneficial ownership of such 386,008 shares of Common Stock. The Trustees of the aforesaid irrevocable trusts are James C. Hamilton, Esq., who is Clerk of Hadco and a general partner of Berlin, Hamilton & Dahmen, general counsel of Hadco, Lawrence Coolidge, a director of Hadco, and Gilbert M. Roddy, Jr.

            (b) Percent of Class: 11.5% (based on the 9,995,746 shares of Common Stock reported to be outstanding on December 20, 1995 in the Hadco Corporation Annual Report on Form 10-K for the fiscal year ended October 28, 1995.)

            (c)  Number of shares as to which such person has:

                 (i) sole power to vote or to direct the vote: 1,150,712 shares.

                (ii)    shared power to vote or to direct the vote: -0- shares.

               (iii)    sole power to dispose or to direct the disposition of:
                        1,150,712 shares.

                (iv) shared power to dispose or to direct the disposition of: -0- shares.


Item 5.     Ownership of Five Percent or Less of a Class.
            --------------------------------------------

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
            ---------------------------------------------------------------

            Not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on by the Parent Holding Company.
            ------------------------------------------------------------

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.
            ---------------------------------------------------------

            Not applicable.

Item 9.     Notice of Dissolution of Group.
            ------------------------------

            Not applicable.

Item 10.    Certification.
            -------------

            Not applicable.

            Not filed pursuant to Rule 13d-1(b).


                              Page 4 of 5 Pages

                                  SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 6, 1996                   /s/ Horace H. Irvine
                                          ---------------------------------
                                          Horace H. Irvine II









201KAF4350/1.179676_1










                              Page 5 of 5 pages